Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Intrawest 401(k) Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-88327) on Form S-8 of Intrawest Corporation of our report dated July 12, 2005, relating to the statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and related schedules, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Intrawest 401(k) Retirement Plan.

KPMG LLP

Denver, Colorado

July 12, 2005